June 26, 2025

David Boral
Chief Executive Officer
D. Boral ARC Acquisition I Corp.
10 E. 53rd Street, Suite 3001
New York, NY 10022

       Re: D. Boral ARC Acquisition I Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 11, 2025
           File No. 333-286810
Dear David Boral:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 23, 2025 letter.

Amendment No.1 to Registration Statement on Form S-1
Cover page

1.     In the paragraph starting with    As more fully discussed in
Management     Conflicts
       of Interest       , please revise to briefly address the reimbursement
of any out-of-
       pocket expenses related to identifying, investigating and completing an initial business combination.
Sponsor Information , page 13

2. We note your response to prior comment 5. We note that your CEO is also the CEO of D. Boral Capital, the sole book-running manager and representative of the underwriters, beneficially owns interests that contain solely of the representative shares and David Boral is a deemed to be a promoter of the company as disclosed on
 June 26, 2025
Page 2

       page 156. Please revise the compensation tables on pages 13 and 112 to disclose the compensation of representative shares in connection with this offering or advise us in more detail why the representative shares should not be disclosed in the compensation tables. See Item 1602(b)(6) of Regulation S-K.
Exhibits

3. We note your auditor's consent at exhibit 23.1. Please have your auditor revise their consent to remove the reference to "post-effective" when referring to this amendment.
       Further, please have your auditor revise their consent to include the correct name of the registrant.
       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   David Levine